

June 5, 2015

Via E-mail
Roger J. Pomerantz, M.D.
President and Chief Executive Officer
Seres Therapeutics, Inc.
215 First Street
Cambridge, Massachusetts 02472

> **Re: Seres Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2015**
> **File No. 333-204484**

Dear Dr. Pomerantz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Our Product Candidates, page 3

1. Please disclose the purpose of the manufacturing pre-validation studies at your first reference. Please also confirm that the FDA has specifically requested that you evaluate your new formulation of SER-109 prior to commencement of Phase 3 studies.

Clinical drug development involves a lengthy and expensive process...,page 16
Clinical development plan, page 101

2. We note your response to prior comment 1. We also note that the timing and stage of the clinical development plan for SER-109 have been substantially modified over the past 6 months and it is unclear from your disclosure what factors have caused you to modify this plan beyond your reference to discussions with the FDA. In this regard, investors are

entitled to disclosure reflecting concerns expressed by the FDA where such concerns resulted in a material change to your clinical development program for your most-advanced product candidate and additional development costs. As such, with a view towards possible disclosure in the prospectus, please supplementally provide us with a discussion of any specific concerns or feedback you have received from the FDA relating to the clinical development of SER-109 and whether, and if so, how, the FDA's feedback led you to modify the clinical development program for SER-109.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
      Peter N. Handrinos
      Latham & Watkins LLP